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SEC Mail Processing

AUG 27 2018

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S G Long and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W Front Street, Suite 302
(No. and Street)

Missoula	MT	59802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Williams — 406.721.0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S G Long and Company, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

SHERRIE A MEDEIROS
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
August 11, 2019.

NOTARIAL SEAL — SHERRIE A MEDEIROS — STATE OF MONTANA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (Company) as of June 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended., the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Spokane, Washington
August 21, 2018

We have served as the Company's auditor since 2009.

COMMUNICATION WITH THOSE
CHARGED WITH GOVERNANCE

**S.G. LONG & COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF
S.G. LONG FINANCIAL SERVICE CORP.)**

August 21, 2018

MOSSADAMS

MOSSADAMS

Communications with those charged with governance

To the Board of Directors
S.G. Long & Company

We have audited the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2018, and have issued our report thereon dated August 21, 2018. Additionally, we have reviewed management's statement of compliance with the exemption provisions under Rule 15c3-3 and have issued our report dated August 21, 2018. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

Our Responsibility Under Standards Set by the Public Company Accounting Oversight Board (PCAOB)

As stated in our engagement letter dated May 15, 2018, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated May 15, 2018, to review management's statement included in the Company's exemption report under SEC Rule 17a-5 the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and identify, if applicable, any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated May 15, 2018, and our planning letter sent on July 17, 2018.

Significant Audit Findings and Issues

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during the year ended June 30, 2018. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- Disclosure of related party transactions in Note 3 to the financial statements.
- Disclosure of net capital under Rule 15c3-1 in Note 4 to the financial statements.

The Company's financial statement disclosures sufficiently describe revenue recognition and related party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

Required Communications

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in accordance with U.S. GAAP.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Topic 606 provides clarification for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS). Topic 606 supersedes Topic 605 *Revenue Recognition* and most industry specific guidance. For nonpublic entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017. The adoption of ASU No. 2014-09 may have a material impact on the Company's financial position or results of operations.

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

The schedule below summarizes uncorrected misstatements of the financial statements. Management has determined their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

S.G. LONG & COMPANY
Proposed Adjusting Journal Entries
6/30/2018

	Debit/(Credit)			
Reversing effect of passed adjusting journal entries for June 30, 2017	**Assets**	**Liabilities**	**Equity**	**Impact on Net Income**
To accrue commissions receivable and payable for June, 2017 commissions	$ -	$ -	$ (4,128)	$ 4,128
Reversing effect of prior year (June 30, 2017) passed entries	$ -	$ -	$ (4,128)	$ 4,128
Effect of passed adjusting journal entries for June 30, 2018				
To accrue commissions receivable and payable for June, 2018 commissions	$ 6,874	$ (6,563)	$ -	$ (311)
Effect of current year (June 30, 2018) passed entries	$ 6,874	$ (6,563)	$ -	$ (311)
Total cumulative effect of passed adjustments for June 30, 2018 and 2017	$ 6,874	$ (6,563)	$ (4,128)	$ 3,817

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated August 21, 2018.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" in certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on May 15, 2018.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

❦ ❋ ❦

This communication is intended solely for the information and use of the Board of Directors and management of S.G. Long & Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 21, 2018

MOSSADAMS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) S.G. Long & Company identified the following provisions of 17 C.F.R.§15c3-3(k) under which S.G. Long & Company claimed an exemption from 17 C.F.R. §240.15c3-3k(2)(ii) (exemption provisions), and (2) S.G. Long & Company stated that S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.G. Long & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
August 21, 2018

SG LONG
FINANCIAL

August 21, 2018

Moss Adams LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of June 30, 2018 and during the period from July 1, 2017 through June 30, 2018, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of June 30, 2018 and during the period from July 1, 2017 through June 30, 2018.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as of June 30, 2018, and during the period from July 1, 2017 through June 30, 2018.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(ii) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from July 1, 2017 through June 30 2018 and through the date of this letter.

Sincerely,

S.G. Long & Company

Sue Williams, President

Darla Smarz, Chief Financial Officer/Human Resources Manager

SG LONG
FINANCIAL

S.G. Long & Company's Exemption Report

S.G. Long & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

S.G Long & Company

I, Sue Williams, President, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: S. Williams

Title: CEO/President

August 21, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
S.G. Long & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by S.G. Long & Company and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of S.G. Long & Company (Company) for the year ended June 30, 2018, solely to assist you and SIPC in evaluating S.G. Long & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 21, 2018

COMMUNICATION OF INTERNAL
CONTROL RELATED MATTERS

S.G. LONG & COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF S.G. LONG FINANCIAL SERVICE CORP)

August 21, 2018

MOSSADAMS

MOSSADAMS

Communication of Internal Control Related Matters

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP

Spokane, Washington
August 21, 2018

MOSSADAMS

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

S.G. Long & Company

(A Wholly-Owned Subsidiary of
S.G. Long Financial Services Corp.)

June 30, 2018

CONTENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2018
Cash and cash equivalents	$ 77,708
Receivables	
Clearing Organization	44,289
Other	383
Prepaid expenses	9,026
Clearing deposit	50,151
Total assets	$ 181,557

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 11,669
Accrued expenses	79,714
Total liabilities	91,383
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	561,000
Accumulated deficit	(558,474)
Total stockholder's equity	90,174
Total liabilities and stockholder's equity	$ 181,557

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2018
REVENUES	
Commissions and trails	$ 456,018
Managed accounts fees	777,994
Outside fees	237,657
Administrative services	8,993
	1,480,662
EXPENSES	
Managed and outside fees payouts	499,363
Cost sharing fees	495,000
Commissions and trails payout	319,006
Broker expenses and charges	49,395
Payroll taxes	42,290
Insurance	39,519
Retirement plan contribution	23,379
Professional fees	21,450
Taxes and licenses	18,544
Computer and stock quotes	15,140
Rent	14,393
Contributions	5,065
Other expenses	2,802
Dues and subscriptions	2,811
	1,548,157
Loss from operations	(67,495)
OTHER INCOME	
Investment income	12,882
Net loss before income tax	(54,613)
Income tax	-
Net loss	$ (54,613)

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Year Ended June 30, 2018				
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning of year	31,367	$ 87,648	$ 526,000	$ (503,861)	$ 109,787
Net loss	-	-	-	(54,613)	(54,613)
Capital contribution	-	-	35,000	-	35,000
Balance, end of year	31,367	$ 87,648	$ 561,000	$ (558,474)	$ 90,174

See accompanying notes.

	Year Ended June 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (54,613)
Adjustments to reconcile net loss to net cash from operating activities	
Change in assets and liabilities	
Receivables	10,074
Prepaid expenses	3,705
Accounts payable and accrued liabilities	(3,476)
Investment of Clearing Deposit	(151)
Net cash from operating activities	(44,461)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from capital contributions	35,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(9,461)
CASH AND CASH EQUIVALENTS, beginning of year	87,169
CASH AND CASH EQUIVALENTS, end of year	$ 77,708

See accompanying notes.

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Garland, Texas, with representatives registered in various states. The Company operates as an introducing broker. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

Managed account fees – Managed account fees are billed on a quarterly basis at the beginning of the quarter. Quarterly fees due from the Company's affiliate, S.G.I. Investment Advisors, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Included in managed fees are wrap fees, which are billed on a quarterly basis at the end of each quarter.

Administrative services – Administrative services are billed on a monthly basis at the beginning of the month.

Advertising – The Company expenses the costs of advertising as incurred.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp. However, for financial statement purposes, the Company uses the "separate return method" and recognizes tax assets, liabilities and expense as if it were filing a stand-alone tax return.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2018.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

New Accounting Pronouncements- On May 28, 2014, the FASB and the International Accounting Standards Board (IASB) issued a converged standard on recognition of revenue from contracts with customers. The core principle of guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For public business entities, certain not-for-profit entities, and certain employee benefit plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. For non-public business entities, the effective date is annual reporting periods beginning on or after December 15, 2018, and related interim periods beginning after

December 15, 2019. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016.

Reclassification- Certain balances in the prior year financial statements have been reclassified to be in accordance with the current year presentation.

Subsequent events – The Company has evaluated subsequent events through August 21, 2018 and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 – Cash and Cash Equivalents

At June 30, 2018, the Company's cash and cash equivalents consisted of:

Bank accounts	$	53,829
Money market accounts		23,879
	$	77,708

Note 3 – Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $495,000 for the year ended June 30, 2018.

The Company had a liability recorded within accounts payable of $11,668 at June 30, 2018, due to its parent, which is comprised of occupancy costs, administrative services and executive payroll. The Company also has an asset recorded in accounts receivable of $383 at June 30, 2018 due to an intercompany receivable with S.G.L. Investment Advisors, Inc.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of $81,148 which was $31,148 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .98 to 1.

Note 5 – Income Taxes

At June 30, 2018, the Company has gross deferred income tax assets of $165,443 that relate primarily to accumulated stand-alone tax losses as discussed further below. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it files consolidated federal and state income tax returns with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2018.

As of June 30, 2018, the Company has $628,284 of accumulated losses and charitable contribution carry forwards on a stand-alone basis that can offset future taxable income. The loss carry forwards will begin to expire in 2026.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions. As of June 30, 2018, there are no accrued interest or penalties recorded in the financial statements.

The components of income tax expense (benefit) consist of the following for the year ended June 30, 2018

Deferred	
Federal	$ 10,238
State	2,600
Impact of Tax Reform	33,598
Change in valuation allowance	(46,436)
Income Tax Expense	$ -

The "Tax Cuts and Jobs Act" was enacted December 22, 2017. The law includes significant changes to the U.S. corporate system, including a Federal corporate rate reduction from maximum of 35% to a flat 21%. As a result of when the Act was signed into law, the Company's gross deferred tax assets were required to be remeasured using the new 21% federal rate as of December 31, 2017. Historically the Company has measured deferred tax assets using a lower 15% rate. Accordingly, the deferred tax asset was increased. This resulted in a one-time recognition of $33,598 of income tax benefit. However, a corresponding increase to the valuation allowance of $33,598 was also recognized, resulting in a net $0 impact to the financial statements of operation.

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated

limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2018, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $23,379 in 2018.

	June 30, 2018
NET CAPITAL	
Total stockholder's equity	$ 90,174
Nonallowable assets	
Prepaid expenses	9,026
	9,026
Net capital	$ 81,148
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 50,000
Net capital	$ 81,148
Minimum dollar requirement	$ 50,000
Excess net capital (net capital less minimum dollar requirement)	$ 31,148
Total aggregate indebtedness per statement of financial condition	$ 91,383
Ratio of aggregate indebtedness to net capital	.99 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2018, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.